Fried, Frank, Harris, Shriver & Jacobson LLP

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February 28, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Joshua Shainess, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	TEGNA Inc.
Response to SEC Letter, dated February 24, 2020 File No. 001-06961

Dear Mr. Shainess:
We refer to your letter, dated February 24, 2020, providing commentary on the soliciting materials filed pursuant to Rule 14a-12 by Standard General L.P. (“Standard General”) and certain others on February 20, 2020 with respect to TEGNA Inc. (“TEGNA”). Please see below our responses to your comments.

1.
Refer to comment 1 in our prior comment letter and your response dated February 14, 2020. We note your undertaking to provide disclosure addressing how the ownership, or lack thereof, of TEGNA shares by your nominees will affect the alignment of interests of those nominees with TEGNA shareholders. Please confirm again you will do so in future filings.

We note the Staff’s comment. In Standard General’s soliciting materials filed February 20, 2020, we revised our disclosure to make it clear that “Standard General is fully aligned with shareholders as one of the largest holders of TEGNA stock, owning 20 times as many shares as the Board and management combined.” In addition, rather than suggesting an alignment between Standard General’s nominees (other than Mr. Kim) and shareholders generally by virtue of equity ownership, Standard General stated that its nominees for TEGNA’s Board are “committed to helping TEGNA create value for all shareholders” and “committed to making a difference, and to bringing fundamental change” to TEGNA. In future filings, we will continue to refrain from suggesting alignment between Standard General’s nominees (other than Mr. Kim) and shareholders generally by virtue of equity ownership.

2.
With a view toward revised disclosure in future filings, tell us how you determined that TEGNA’s Board is “entrenched.” We note that TEGNA has added six new independent directors over the past five years.

As an initial matter, we respectfully submit that the tenure of individual directors is not dispositive of the question whether the TEGNA board is “entrenched.” Rather, entrenchment is demonstrated by behavior that exhibits a reluctance to change attitudes or behavior. In the case of the TEGNA board, Standard General believes that there is ample evidence of an “entrenched” mindset, as detailed in the following paragraph.

In the past several months, TEGNA (i) as it admitted publicly after initially making false and misleading statements to investors, rebuffed a business combination proposal from Apollo Management (and, as we note below, continued to make false statements about its interactions with Apollo when it did speak publicly), (ii) put in place more than $2 billion in debt that includes a change of control make-whole that equates to more than 8% of the current equity value of TEGNA, (iii) declined, based on false assertions that impugned the integrity of Standard General and its managing partner, Soohyung Kim, and that remain uncorrected, to add Mr. Kim, a highly successful industry investor and board member, to its board, (iv) engaged in two brief and non-substantive “interviews” with Standard General nominees, before declining to add any Standard General nominees to its board, and (v) spent more than $6 million in Q4 alone on defense costs (prior to Standard General even nominating any candidates to TEGNA’s board). Although TEGNA determined recently to add a new director to its board, none of its existing directors, almost all of whom have served on the board during a period of disastrous or substantial underperformance (depending upon their individual tenure), is stepping down from the board.  We respectfully submit that all of the foregoing is consistent with an attitude of “entrenchment.”

3.
Provide us with support for your characterization of TEGNA as a “perennial underachiever” and for your assertion that “TEGNA has campaigned energetically - and wastefully - in defense of a long-term track record of underperformance.” For example, tell us, with a view toward additional disclosure in future filings, against what baseline you are comparing to.

TEGNA’s total stockholder return has significantly underperformed that of its pure-play local broadcasting peers.  From the time TEGNA became a pure-play broadcaster (spin from Gannett in June 2015) until Standard General disclosed its ownership stake on August 14, 2019, TEGNA’s total stockholder return was -28% vs. +33% for its peer group – this represents underperformance of 60%. There is ample publicly available data demonstrating TEGNA’s perennial underachievement.

TEGNA disclosed on its Q4 earnings call that it spent more than $6 million in Q4 2019 on proxy contest defense costs (prior to Standard General even nominating any candidates to TEGNA’s board).  In Standard General’s view, TEGNA’s long term track record is indefensible, and its board of directors is accountable for that track record. In Standard General’s view, spending $6 million in Q4 (in advance of nominations being submitted) is a shocking level of expenditure, particularly on the part of a board with a dismal record of shareholder value creation. By way of comparison, in the same period Standard General incurred less than $25,000 of advisor fees and expenses.

4.
Please refer to the following assertion: “the incumbent TEGNA Board and management team spent in excess of $6 million of shareholders’ money in Q4 2019 alone—and are poised to spend millions more in 2020...” Provide us with the factual foundation in support of the cited assertion and advise us how Standard General became aware of TEGNA’s future spending.

Since TEGNA has chosen not to add Standard General’s nominees to its board, there will be a proxy contest at TEGNA’s 2020 annual meeting. As noted above, TEGNA spent more than $6 million in Q4 on proxy contest defense costs (prior to Standard General even nominating any candidates to TEGNA’s board). See TEGNA’s Form 8-K filing on February 11, 2020.

Based upon information that is public or otherwise known to Standard General, TEGNA is advised by the law firm Wachtell Lipton Rosen & Katz, investment banks Greenhill & Co. and Evercore Partners, PR firm Sard Verbinnen & Co. and proxy solicitor Innisfree M&A, and likely has additional advisers, including research firms, website designers, etc. A number of these advisers, including law firms, PR firms and research firms, charge hourly rates for their services and, as the Staff is fully aware, preparing investor presentations, “fight” letters, press releases, website materials, advertisements and other soliciting materials during the pendency of the actual contest entails much higher levels of activity than in the pre-nomination phase. In addition to substantial hourly time charges of those advisers who bill by the hour, TEGNA will likely incur significant investment banking fees. In our experience, engagements with investment banks for proxy contest defense include so-called “success” fees, in the millions of dollars, depending upon the outcome of the proxy contest. Moreover, the above does not include the substantial costs and expenses related to the handling and tabulation of shareholder proxies, including customary per item charges of its proxy solicitor. In the context of a multi-billion dollar market cap company such as TEGNA with widespread equity ownership, those per item charges will be substantial. While additional detail will be included in TEGNA’s proxy statement for the annual meeting, based on the above information and our experience in similar election contests, Standard General is confident that TEGNA will spend millions of dollars of its shareholders’ money on the proxy contest in the first half of 2020.

5.
Provide the basis for your assertion that “[s]hareholders deserve a detailed accounting of exactly how this money is being spent.” For example, address whether any requirement under federal or state law applies to this assertion. Additionally, this statement seems to imply that shareholders currently do not have the means to consider TEGNA’s spending. In your response, clarify your belief as to whether such spending is reflected in TEGNA’s financial statements.

Standard General’s statement is not intended to imply that TEGNA has a legal obligation to break down its defense costs or that TEGNA has not accounted for the expenses in its financial statements. However, as noted above, the proxy contest had not even begun in the fourth quarter of 2019 (and, indeed, is only beginning now in earnest). Given the quantum of expenditures before nominations were even submitted, Standard General believes that the details of TEGNA’s 2019 expenditures are meaningful to investors.

6.
As a foundation for one of your assertions, you refer to “Apollo’s interest in acquiring TEGNA...” It is our understanding that neither TEGNA nor Apollo have followed through with a proposal for such a transaction. In future filings, please provide this additional context when referencing TEGNA’s discussions with Apollo.

We note the Staff’s comment. Standard General understands from media reports that Apollo contacted TEGNA and sent a letter to TEGNA’s board expressing interest in buying the company at a premium and was rebuffed. Thus, the characterization in TEGNA’s public statements that Apollo did not follow through with a proposal is likely misleading. Moreover, TEGNA has taken the position in its public statements that it does not intend to update its disclosures regarding Apollo. Standard General is not in a position to comment on the status of any such discussions or Apollo’s level of interest, as Standard General is not privy to such discussions. For these reasons, we respectfully submit that it would be inappropriate (and potentially false and misleading) for Standard General to “provide context” on the status of discussions or Apollo’s level of interest.

Standard General is aware, however, that the Chief Financial Officer of TEGNA made a false statement to investors, including Standard General, during market hours on August 20, 2019, that Apollo had not made an offer to acquire TEGNA, which TEGNA was forced to retract the following day.

Furthermore, we note that TEGNA has altered its disclosures regarding Apollo’s interest. In its August 21, 2019 press release, TEGNA stated that “Apollo was interested in acquiring TEGNA without specifying a price.” However, in its January 21, 2020 letter to shareholders, TEGNA revised its description of Apollo’s interest in TEGNA. This time, TEGNA acknowledged that “Apollo expressed interest in acquiring TEGNA at a premium.”

As noted above, TEGNA appears to be advised by highly respected advisers and, given that on August 20, 2019, TEGNA made a materially false and misleading statement to investors, we presume that qualified legal advisers participated in the development of the corrective disclosure made by TEGNA the following day. Nevertheless, as is apparent from TEGNA’s further correction on January 21, 2020, the August 21, 2019 statement was also materially misleading. In view of this conduct, Standard General is understandably skeptical as to the accuracy and completeness of TEGNA’s public statements regarding Apollo. Although, for the reasons set forth above, Standard General believes it would not be appropriate to speculate as to the status of discussions or as to Apollo’s current level of interest, Standard General believes that its concerns as to TEGNA’s openness to all alternatives to maximize value are reasonable.

Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours,

/s/ Warren de Wied
Warren de Wied